Cup o' Co LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

CUP O CO LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Fidelity Checking Account (7565)	128,620.19
Total Bank Accounts	**$128,620.19**
Accounts Receivable	
11000 Accounts Receivable (A/R)	10,670.76
Total Accounts Receivable	**$10,670.76**
Other Current Assets	
13000 Inventory Asset	0.00
13100 Product - KIF/Shack	3,741.36
13102 Product - BTR	42.76
13200 Packaging	2,004.30
13300 Direct Labor	4,231.30
Total 13000 Inventory Asset	**10,019.72**
13500 Consigned Inventory	4,435.20
14000 Prepaid Expenses	
14050 Prepaid Expense - Security Deposits	8,100.00
14060 Prepaid Expense - Legal & Professional	0.00
Total 14000 Prepaid Expenses	**8,100.00**
14700 Undeposited Funds	0.00
17000 Brokerage Account - Mariner Advisors (7565)	0.00
19000 Uncategorized Asset	0.00
Total Other Current Assets	**$22,554.92**
Total Current Assets	**$161,845.87**
Fixed Assets	
15000 Fixed Assets	
15100 Office Furniture & Fixtures	617.54
15110 Office Furniture & Fixtures - Shack	489.46
15200 Equipments	52,365.11
15210 Equipments - Shack	805.26
15300 Small Tools and Equipment	1,810.52
15900 Accumulated Depreciation	-35,090.22
Total 15000 Fixed Assets	**20,997.67**
16000 Intangible Assets	
16300 Organizational Costs	4,656.82
16900 Accumulated Amortization	-4,656.82
Total 16000 Intangible Assets	**0.00**
Total Fixed Assets	**$20,997.67**
TOTAL ASSETS	**$182,843.54**

CUP O CO LLC

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	1,831.33
Total Accounts Payable	**$1,831.33**
Credit Cards	
21000 Capital One Credit Card (5548)	2,542.83
Total Credit Cards	**$2,542.83**
Other Current Liabilities	
21550 Employee benefits payable	0.00
22000 Sales Tax Payable	0.00
22050 Sales Tax Payable - CA	56.96
Total 22000 Sales Tax Payable	**56.96**
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$56.96**
Total Current Liabilities	**$4,431.12**
Long-Term Liabilities	
28100 Notes Payable- BFHC	0.00
28200 Note Payable - Brown Cow	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$4,431.12**
Equity	
30000 Opening Balance Equity	778.50
30100 Member's Equity - Caroline	436,826.22
31000 Member's Draw - Caroline	-16,095.29
32000 SAFE Notes Outstanding	
32001 SAFE - Brown Cow	300,000.00
Total 32000 SAFE Notes Outstanding	**300,000.00**
39000 Retained Earnings	-327,388.40
Net Income	-215,708.61
Total Equity	**$178,412.42**
TOTAL LIABILITIES AND EQUITY	**$182,843.54**

CUP O CO LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Fidelity Checking Account (7565)	4,612.39
Total Bank Accounts	**$4,612.39**
Accounts Receivable	
11000 Accounts Receivable (A/R)	11,184.05
Total Accounts Receivable	**$11,184.05**
Other Current Assets	
13000 Inventory Asset	0.00
13100 Product - KIF/Shack	4,871.53
13200 Packaging	3,981.50
13300 Direct Labor	902.50
Total 13000 Inventory Asset	**9,755.53**
13500 Consigned Inventory	4,435.20
14000 Prepaid Expenses	
14050 Prepaid Expense - Security Deposits	7,860.00
Total 14000 Prepaid Expenses	**7,860.00**
14700 Undeposited Funds	324.00
17000 Brokerage Account - Mariner Advisors (7565)	0.00
19000 Uncategorized Asset	0.00
Total Other Current Assets	**$22,374.73**
Total Current Assets	**$38,171.17**
Fixed Assets	
15000 Fixed Assets	
15100 Office Furniture & Fixtures	0.00
15200 Equipments	44,134.21
15300 Small Tools and Equipment	1,810.52
15900 Accumulated Depreciation	-32,005.39
Total 15000 Fixed Assets	**13,939.34**
16000 Intangible Assets	
16300 Organizational Costs	4,656.82
16900 Accumulated Amortization	-4,656.82
Total 16000 Intangible Assets	**0.00**
Total Fixed Assets	**$13,939.34**
TOTAL ASSETS	**$52,110.51**

CUP O CO LLC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21000 Capital One Credit Card (5548)	2,957.47
Total Credit Cards	**$2,957.47**
Other Current Liabilities	
22000 Sales Tax Payable	
22050 Sales Tax Payable - CA	86.18
Total 22000 Sales Tax Payable	**86.18**
Total Other Current Liabilities	**$86.18**
Total Current Liabilities	**$3,043.65**
Long-Term Liabilities	
28100 Notes Payable- BFHC	0.00
28200 Note Payable - Brown Cow	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$3,043.65**
Equity	
30000 Opening Balance Equity	0.00
30100 Member's Equity - Caroline	254,216.22
31000 Member's Draw - Caroline	-17,695.29
32000 SAFE Notes Outstanding	
32001 SAFE - Brown Cow	140,000.00
Total 32000 SAFE Notes Outstanding	**140,000.00**
39000 Retained Earnings	-193,946.39
Net Income	-133,507.68
Total Equity	**$49,066.86**
TOTAL LIABILITIES AND EQUITY	**$52,110.51**

CUP O CO LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
40000 Sales	
40050 Gross Sales	
40051 Airgoods	7,151.44
40052 Faire	9,874.07
40055 Pod Foods Sales	4,572.09
40056 Website Sales	5,332.73
40058 Wholesale - Cans	20,512.32
40059 Square Sales	986.31
40060 Sales at Shack	1,054.04
40061 Shoreline Sales	6,048.00
Kans, Foundation Foods	36,996.60
Total 40050 Gross Sales	**92,527.60**
40100 Shipping Income	2,931.84
Discounts given	-1,503.70
Total 40000 Sales	**93,955.74**
41000 Sales Discount	-14.11
41050 Product Discounts	-3,880.82
Total 41000 Sales Discount	**-3,894.93**
42000 Sales Refunds & Allowances	-244.80
44000 Slotting & Freefill	-400.00
Total Income	**$89,416.01**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50100 KIF Product	20,796.72
50150 Inbound Freight and Duties	356.50
50200 Packaging	11,141.10
50300 Direct Labor	23,520.10
50700 Other COGS	332.44
50800 Damages	-61.65
50900 Inventory Shrinkage & Adjustment	11,821.89
50910 Inventory Shrinkage & Adjustment-Shack Sales	362.88
50950 Plant & M/c Production Maintenance	37.81
Total 50000 Cost of Goods Sold	**68,307.79**
Total Cost of Goods Sold	**$68,307.79**
GROSS PROFIT	**$21,108.22**

CUP O CO LLC

Profit and Loss

January - December 2024

	TOTAL
Expenses	
60000 Selling & Fulfillment Expenses	
60050 Outbound Freight & Shipping	10,612.89
60051 Shipping Supplies	3,170.07
60450 Merchant Fees	
60451 Melio Credit card fee	12.60
60452 QuickBooks Payments Fees	1,240.81
60453 Square Fees	75.73
60454 Stripe Fees	344.89
60455 Airgoods Commission	374.50
60456 Faire Commission	1,162.49
60457 PoD Fees	1,623.11
Total 60450 Merchant Fees	**4,834.13**
60560 Fementation Workshop Expense	307.27
Total 60000 Selling & Fulfillment Expenses	**18,924.36**
61000 Advertising/Marketing	5,576.43
61050 Brand Marketing	355.38
61060 Branding	12,583.76
61100 Customer Samples	2,717.12
61101 Customer Samples - Shack	228.48
61110 Donations	3,445.12
61111 Donations - Shack	237.44
Total 61050 Brand Marketing	**19,567.30**
61300 Retail Marketing	
61320 In-Store Demos	943.04
61321 In-Store Demos - Shack	44.80
61330 Tradeshow Events	2,315.00
61340 Retail Onboarding Package	291.20
Total 61300 Retail Marketing	**3,594.04**
61500 Marketing - Website Expense	329.40
61550 Kif Events	117.81
61650 Merch/SWAG	100.98
Total 61000 Advertising/Marketing	**29,285.96**
62000 Product Development Cost	
62100 GutHut Product Testing	2,770.00
62170 Product Development Educational Content	995.00
Total 62000 Product Development Cost	**3,765.00**
63000 Legal & Professional Services	20,207.01
63050 Legal	85.00
Total 63000 Legal & Professional Services	**20,292.01**

CUP O CO LLC

Profit and Loss

January - December 2024

	TOTAL
64000 Payroll Expenses	
64051 Salaries & Wages - Amilcar	0.00
64055 Salaries & Wages - Robert	0.00
64100 Payroll Taxes	0.00
64200 Contractors	63,137.27
64300 Payroll Processing Fee	967.01
Total 64000 Payroll Expenses	**64,104.28**
65000 Rent & Utilities	
65050 Rent & Lease	68,146.26
65051 Rent & Lease - Shacks	6,219.85
65150 Repairs & Maintenance	1,208.56
Total 65000 Rent & Utilities	**75,574.67**
66000 Other G&A	
66050 Software Expenses	50.00
66100 Bank Charges & Fees	95.00
66150 Insurance	3,870.08
66200 Office Supplies & Expense	11,243.31
66350 Dues & Subscriptions	245.00
66400 Travel	2,271.45
66410 Travel - Airlines	2,251.85
66420 Travel- Lodging	35.00
66430 Travel - Ground Transportation	1,359.46
66440 Travel - Parking	12.62
66450 Travel Meals (50% Deductible)	2,928.72
Total 66400 Travel	**8,859.10**
66700 Bad Debt Expense	680.09
Total 66000 Other G&A	**25,042.58**
Membership & Subscription	520.00
Total Expenses	**$237,508.86**
NET OPERATING INCOME	**$ -216,400.64**
Other Income	
70000 Other Income	5,332.15
Other Miscellaneous Income	0.00
Total Other Income	**$5,332.15**
Other Expenses	
80000 Interest & Financing Expense	624.66
81000 Taxes	
81100 State Income & Franchise Tax Expense	800.00
81101 Sales Tax	128.63
Total 81000 Taxes	**928.63**
82000 Depreciation Expense	3,084.83

	TOTAL
Other General & Administration	
Travel - Parking	2.00
Total Other General & Administration	**2.00**
Total Other Expenses	**$4,640.12**
NET OTHER INCOME	**$692.03**
NET INCOME	**$ -215,708.61**

CUP O CO LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
40000 Sales	2,021.35
40050 Gross Sales	10,983.73
40051 Airgoods	1,136.36
40052 Faire	9,737.49
40053 FM/Event Sales	2,217.09
40055 Pod Foods Sales	13,533.58
40056 Website Sales	1,766.44
40057 Wholesale - Bottles	14,832.00
40058 Wholesale - Cans	35,950.50
Total 40050 Gross Sales	**90,157.19**
Sales Refunds & Allowances	-99.00
Total 40000 Sales	**92,079.54**
41000 Sales Discount	
41050 Product Discounts	-156.60
41100 Promotional Allowances	-8,531.55
Total 41000 Sales Discount	**-8,688.15**
44000 Slotting & Freefill	-7,900.00
46000 Workshop Income	3,498.97
Sales of Product Income	0.00
Total Income	**$78,990.36**
Cost of Goods Sold	
50000 Cost of Goods Sold	34,758.05
50150 Inbound Freight and Duties	3,948.05
50450 Purchase of Raw Materials	
50454 R/M- Cans	0.00
Total 50450 Purchase of Raw Materials	**0.00**
50700 Other COGS	3,196.20
50900 Inventory Shrinkage & Adjustment	-30,549.01
50950 Plant & M/c Production Maintenance	3,654.88
Total 50000 Cost of Goods Sold	**15,008.17**
Total Cost of Goods Sold	**$15,008.17**
GROSS PROFIT	**$63,982.19**
Expenses	
60000 Selling & Fulfillment Expenses	
60050 Outbound Freight & Shipping	3,894.20
60051 Shipping Supplies	2,546.18
60450 Merchant Fees	
60452 QuickBooks Payments Fees	904.28
60457 PoD Fees	8,440.39
Total 60450 Merchant Fees	**9,344.67**

	TOTAL
60560 Fementation Workshop Expense	2,048.56
Total 60000 Selling & Fulfillment Expenses	**17,833.61**
61000 Advertising/Marketing	883.85
61050 Brand Marketing	
61060 Branding	4,478.43
61100 Customer Samples	5,598.24
61110 Donations	32.24
Total 61050 Brand Marketing	**10,108.91**
61300 Retail Marketing	
61320 In-Store Demos	1,012.17
61330 Tradeshow Events	702.00
61340 Retail Onboarding Package	230.00
Total 61300 Retail Marketing	**1,944.17**
61500 Marketing - Website Expense	3,926.98
61550 Kif Events	2,503.09
61600 Event Supplies	330.03
61650 Merch/SWAG	263.73
Total 61000 Advertising/Marketing	**19,960.76**
62000 Product Development Cost	41.02
62100 GutHut Product Testing	1,055.93
62160 Product Development Awards & Grants	30.00
62170 Product Development Educational Content	1,613.00
Total 62000 Product Development Cost	**2,739.95**
63000 Legal & Professional Services	3,831.00
63050 Legal	4,500.00
Total 63000 Legal & Professional Services	**8,331.00**
64000 Payroll Expenses	
64051 Salaries & Wages - Amilcar	4,387.50
64052 Salaries & Wages - Maddie	45,833.26
64054 Salaries & Wages - Estefanie	10,045.10
64200 Contractors	1,700.00
64400 Guaranteed Payments- Caroline	5,000.00
Total 64000 Payroll Expenses	**66,965.86**
65000 Rent & Utilities	
65050 Rent & Lease	61,809.89
65150 Repairs & Maintenance	67.07
Total 65000 Rent & Utilities	**61,876.96**
66000 Other G&A	
66100 Bank Charges & Fees	130.98
66150 Insurance	575.00
66200 Office Supplies & Expense	4,480.20

CUP O CO LLC

Profit and Loss

January - December 2023

	TOTAL
66400 Travel	1,190.17
66410 Travel - Airlines	307.97
66430 Travel - Ground Transportation	1,187.42
66440 Travel - Parking	77.35
66450 Travel Meals (50% Deductible)	2,001.97
Total 66400 Travel	**4,764.88**
Total 66000 Other G&A	**9,951.06**
Total Expenses	**$187,659.20**
NET OPERATING INCOME	**$ -123,677.01**
Other Income	
70000 Other Income	2,023.38
71000 Other Income Sublet Income	1,912.70
Total Other Income	**$3,936.08**
Other Expenses	
80000 Interest & Financing Expense	8,131.44
80200 Ask Accountant	0.00
81000 Taxes	-1,700.00
81050 Sales Tax Uncollected	522.31
81100 State Income & Franchise Tax Expense	4,283.00
Total 81000 Taxes	**3,105.31**
82000 Depreciation Expense	2,530.00
Total Other Expenses	**$13,766.75**
NET OTHER INCOME	**$ -9,830.67**
NET INCOME	**$ -133,507.68**

CUP O CO LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-215,708.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	513.29
13000 Inventory Asset	0.00
13100 Inventory Asset:Product - KIF/Shack	1,130.17
13102 Inventory Asset:Product - BTR	-42.76
13200 Inventory Asset:Packaging	1,977.20
13300 Inventory Asset:Direct Labor	-3,328.80
14050 Prepaid Expenses:Prepaid Expense - Security Deposits	-240.00
14060 Prepaid Expenses:Prepaid Expense - Legal & Professional	0.00
20000 Accounts Payable (A/P)	1,831.33
21000 Capital One Credit Card (5548)	-414.64
21550 Employee benefits payable	0.00
22000 Sales Tax Payable	0.00
22050 Sales Tax Payable:Sales Tax Payable - CA	-29.22
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,396.57**
Net cash provided by operating activities	**$ -214,312.04**
INVESTING ACTIVITIES	
15100 Fixed Assets:Office Furniture & Fixtures	-617.54
15110 Fixed Assets:Office Furniture & Fixtures - Shack	-489.46
15200 Fixed Assets:Equipments	-8,230.90
15210 Fixed Assets:Equipments - Shack	-805.26
15900 Fixed Assets:Accumulated Depreciation	3,084.83
Net cash provided by investing activities	**$ -7,058.33**
FINANCING ACTIVITIES	
28100 Notes Payable- BFHC	0.00
28200 Note Payable - Brown Cow	0.00
30000 Opening Balance Equity	778.50
30100 Member's Equity - Caroline	182,610.00
31000 Member's Draw - Caroline	1,600.00
32001 SAFE Notes Outstanding:SAFE - Brown Cow	160,000.00
39000 Retained Earnings	65.67
Net cash provided by financing activities	**$345,054.17**
NET CASH INCREASE FOR PERIOD	**$123,683.80**
Cash at beginning of period	4,936.39
CASH AT END OF PERIOD	**$128,620.19**

CUP O CO LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-133,507.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	-5,708.45
13000 Inventory Asset	-14,110.86
13100 Inventory Asset:Product - KIF/Shack	-4,871.53
13200 Inventory Asset:Packaging	-3,981.50
13300 Inventory Asset:Direct Labor	-902.50
13500 Consigned Inventory	-4,435.20
14050 Prepaid Expenses:Prepaid Expense - Security Deposits	-2,891.28
20000 Accounts Payable (A/P)	-114.00
21000 Capital One Credit Card (5548)	8,701.85
22050 Sales Tax Payable:Sales Tax Payable - CA	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,313.47**
Net cash provided by operating activities	**$ -161,821.15**
INVESTING ACTIVITIES	
17000 Brokerage Account - Mariner Advisors (7565)	12,779.91
15100 Fixed Assets:Office Furniture & Fixtures	0.00
15200 Fixed Assets:Equipments	-6,632.47
15300 Fixed Assets:Small Tools and Equipment	-1,810.52
15900 Fixed Assets:Accumulated Depreciation	2,530.00
Net cash provided by investing activities	**$6,866.92**
FINANCING ACTIVITIES	
28100 Notes Payable- BFHC	-137,372.26
28200 Note Payable - Brown Cow	-75,000.00
30100 Member's Equity - Caroline	222,055.00
31000 Member's Draw - Caroline	-17,695.29
32001 SAFE Notes Outstanding:SAFE - Brown Cow	140,000.00
39000 Retained Earnings	15,123.26
Net cash provided by financing activities	**$147,110.71**
NET CASH INCREASE FOR PERIOD	**$ -7,843.52**
Cash at beginning of period	12,779.91
CASH AT END OF PERIOD	**$4,936.39**

<h1 style="text-align:center">Cup o' Co LLC</h1>
<h2 style="text-align:center">Statement of Changes in Equity</h2>

Accounts	2024 Amount ($)	2023 Amount ($)
Opening Balance Equity	778.50	0.00
Member's Equity – Caroline	436,826.22	254,216.22
Member's Draw – Caroline	(16,095.29)	(17,695.29)
SAFE Notes – Brown Cow	300,000.00	140,000.00
Retained Earnings	(327,388.40)	(193,946.39)
Net Income (Loss)	(215,708.61)	(133,507.68)
Total Equity	**178,412.42**	**49,066.86**

Cup o' Co LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Cup o' Co LLC (the "Company") is a company organized in 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.